12011772

UNITI
SECURITIES AND E
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [Insert number]

8-25091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO CAPITAL MARKETS GKST INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 South LaSalle Street, 37th Floor
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lee Corrigan — (312) 845-2005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Capital Markets GKST Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Marcia L. Robertson
Notary Public, State of Illinois
My Commission Expires March 14, 2015

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BMO CAPITAL MARKETS GKST, INC.

(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets GKST, Inc.:

We have audited the accompanying statement of financial condition of BMO Capital Markets GKST, Inc. (the Company), a wholly owned subsidiary of BMO Financial Corp., as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BMO Capital Markets GKST, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2011

(In thousands, except share data)

Assets		
Cash	$	624
Cash segregated under federal and other regulations		10
Receivable from brokers, dealers and clearing organization		23,315
Receivable from customers		12,401
Securities owned, at fair value ($12,479 pledged as collateral)		200,573
Accrued interest receivable		659
Net deferred tax assets		8,315
Goodwill		2,100
Office furnishings and equipment, at cost, less accumulated depreciation of $85		226
Other assets		10,052
Total assets	$	258,275
Liabilities and Stockholders' Equity		
Liabilities:		
Securities sold under agreement to repurchase with BMO, at fair value	$	105,680
Payable to brokers, dealers and clearing organization		27,429
Payable to customers		243
Securities sold, not yet purchased, at fair value		56,990
Payable to affiliates – BFC		150
Payable to affiliates – BMOCMC		250
Payable to affiliates – BMO		601
Accrued compensation		7,822
Accounts payable and other liabilities		997
Current taxes payable		618
		200,780
Commitments, contingencies, and guarantees:		
Subordinated borrowings		10,000
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 133		1
Accumulated other comprehensive income		171
Additional paid-in capital		17,931
Retained earnings		29,392
Total stockholders' equity		47,495
Total liabilities and stockholders' equity	$	258,275

See accompanying notes to statement of financial condition.

(1) Description of Company

BMO Capital Markets GKST, Inc. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company is a Chicago-based, full-service, fixed-income broker/dealer specializing in debt securities, investment strategies, and related services specifically selected and designed to meet the needs of financial institutions, other portfolio managers, and individual investors. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is actively involved in both the primary and secondary debt securities markets. With offices in Chicago, New York City and San Francisco, the Company serves clients throughout the country.

(2) Basis of Presentation and Summary of Significant Accounting Policies

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition, as well as the disclosures provided. Actual results may differ from those estimates.

Management has evaluated subsequent events for potential recognition or disclosure in the statement of financial condition up to the day the statement of financial condition were filed with the Securities and Exchange Commission (SEC).

The significant accounting policies of the Company are summarized below:

(a) Securities Owned

State, municipal, U.S. government and government-sponsored entity, mortgage-backed, and corporate debt obligations are purchased for trading activities and are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate.

(b) Collateralized Agreements

Transactions involving securities purchased under agreement to resell (reverse repurchase agreements or reverse repos) or securities sold under agreement to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at fair value, beginning January 1, 2010 for contracts acquired after that date. Interest on such contracts is accrued and is included in the statement of financial condition in receivables from and

payable to brokers, dealers and clearing organization. There was $105,680 of securities sold under agreement to repurchase as of December 31, 2011.

(c) ***Securities Transactions***

Securities transactions are presented on a trade-date basis.

Amounts receivable and payable to brokers, dealers, and clearing organization consist of securities failed to deliver, securities failed to receive, and amounts receivable or payable from trades pending settlement. Customer receivables and payables consist primarily of securities transactions that did not settle on the original settlement date.

(d) ***Derivatives***

In the normal course of business, the Company uses exchange-traded futures and options to meet its hedging needs by reducing its exposure to interest rate risk in connection with its trading activities. These derivative financial instruments include futures contracts and options on futures contracts. The clearing organization acts as counterparty to the specific transactions and bears the risk of delivery to and from counterparties to specific positions. All contracts are valued at market, and cash settlement is made on a daily basis for market movements. At December 31, 2011, the Company did not carry any open futures or option contracts.

A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Upon entering into such a contract, the Company is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the relevant exchange. Pursuant to the contracts, the Company agrees to receive from or pay to the broker an amount of cash or securities equal to the daily fluctuation in the value of the contracts. Such receipts or payments are known as "variation margin" and are recorded by the Company as unrealized appreciation or depreciation.. When the contracts are closed, the Company records a realized gain or loss equal to the difference between the value of the contracts at the time they were opened and the value at the time they were closed. Any unrealized appreciation or depreciation recorded is simultaneously reversed. The use of futures transactions involves the risk of an imperfect correlation in the movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability or unwillingness of counterparties to meet the terms of the contracts.

(e) ***Accounting for Income Taxes***

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax basis of assets and liabilities, are computed using currently enacted tax rates and laws. The Company is a Delaware corporation that is included in the consolidated federal and state tax returns of the Parent and its eligible affiliates.

The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states.

(Continued)

Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's statement of financial condition or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

(f) Other Assets

Other assets include cash surrender value of life insurance policies on key officers, good faith deposits on underwriting bids, and prepaid assets. The Company has purchased life insurance coverage for certain officers. The one-time premiums paid for the policies, which coincide with the initial cash surrender value, are recorded as assets on the statement of financial condition. Increases or decreases in cash surrender value (other than proceeds from death benefits) are recorded as life insurance income.

(g) Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the statement of financial condition.

(3) Fair Value Measurements

Financial Accounting Standards Board (FASB) ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset of liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Fair value measurements on a recurring basis

December 31, 2011

(In thousands)

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and securities segregated under federal and other regulations	$ 634	—	—	634
Securities owned:				
U.S. government and agency	—	117,952	—	117,952
Municipal	—	76,994	—	76,994
Corporate and other debt	—	5,627	—	5,627
Totals	$ 634	200,573	—	201,207
Liabilities:				
Securities sold under agreements to repurchase	$ 105,680	—	—	105,680
Securities sold, not yet purchased:				
U.S. government and agency	—	56,990	—	56,990
Totals	$ 105,680	56,990	—	162,670

(4) Concentrations of Credit Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(5) Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on

changes in an underlying (such as an interest of foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include futures contracts. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest of foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding maximum potential amount of futures payments that the Company could be required to make under certain derivative contracts, the notional amount of the contract has been disclosed.

The Company records derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages it risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to the derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes the notional amounts of the derivative contracts generally overstate its exposure.

(6) Cash Segregated under Federal Regulation

Cash of $10 has been segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 (Rule 15c3-3).

(7) Benefit Plans

The Company is a participating entity in a noncontributory defined benefit pension plan sponsored by BMO Harris Bank N.A., a wholly owned subsidiary of BFC. The plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act of 1974 (ERISA).

The Company is a participating entity in a 401(k) defined contribution plan sponsored by BMO Harris N.A. that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

(In thousands)

The Company, in accordance with ASC Topic 715, *Compensation Retirement Benefits*, recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status, with a corresponding offset, net of taxes recorded in accumulated other comprehensive income within stockholder's equity. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company is a participating entity in the postretirement medical plan sponsored by BMO Harris N.A., which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2011, the unrecognized transition obligation was $304 for all entities participating in the plan. The total postretirement payable of the Company was $58 as of December 31, 2011 and is included in accounts payable and other liabilities in the statement of financial condition.

(8) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The Company clears its transactions through The Bank of New York. The resulting payable relates to transactions conducted through the clearing broker. The payable is collateralized by securities owned by the Company and bears interest at a rate that floats with the federal funds rate.

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2011, consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	8,475	15,373
Receivables from/payable to brokers, dealers, and clearing organizations		14,840	12,056
	$	23,315	27,429

(9) Subordinated Borrowings

On June 12, 2009, the Company borrowed $10,000 from its parent BFC. This note is due to mature on June 30, 2012. The interest rate attached to the note is variable in nature calculated at the 90-day London Interbank Offered Rate (LIBOR) plus 35 basis points. This rate is reset at every calendar quarter-end, and will be applicable for the upcoming calendar quarter. The 90-day LIBOR rate as of December 31, 2011 was 0.581%. Interest payments are made to BFC on a quarterly basis, and commenced at September 30, 2009. This note is covered by an agreement approved by FINRA and is thus available in computing net capital under SEC Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(Continued)

(In thousands)

(10) Income Taxes

The Company's federal taxable income is included in a federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2011 are presented below:

Deferred tax assets:		
Amortizable intangibles	$	4,152
Deferred compensation		2,301
Employee benefit plans		459
Federal tax loss carryforward		1,717
State tax loss carryforward		48
Other		(14)
Deferred tax assets		8,663
Valuation allowance		(263)
Deferred tax assets, net		8,400
Tax effect of fair value adjustment for minimum pension liability recorded to stockholders' equity		(85)
Net deferred tax assets	$	8,315

A valuation allowance of $263 exists at December 31, 2011 to offset deferred tax assets related to all of the Company's state tax loss carryforwards and some of the Company's state deferred tax assets. The valuation allowance increased by $263 in 2011 due to an increase in the state net operating losses of separately filed returns and valuation allowances established on certain deferred tax assets. Based upon the consolidated group's available tax planning strategies and expectations as to future taxable income, management believes that the realization of the deferred tax asset, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2011.

At December 31, 2011, the Company had no unrecognized tax benefits.

The Company joins in filing a consolidated federal and state income tax returns with its parent, BFC. The Company is not subject to examination by federal or state taxing authorities for tax years prior to 2008.

(11) Commitments

In the normal course of business, the Company enters into when-issued, delayed-delivery, and underwriting commitments. At December 31, 2011, when-issued commitments represent a net long position with a par value of $17,570, market value of $10,056, and zero underwriting commitments. In

(In thousands)

management's opinion, these transactions will settle without material effect on the financial position of the Company.

Approximate annual minimum rentals at December 31, 2011, under lease agreements for office space, some of which provide for escalation charges based on increases in property taxes and other operating costs, were as follows, assuming the same charges for property taxes and other operating costs as of the Company's most recent fiscal year:

Years ending December 31:		
2012	$	1,274
2013		1,274
	$	2,548

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2011 and were subsequently settled had no material effect on the financial statements as of that date.

(12) Net Capital

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (15c3-1 or Net Capital). The Company elects to compute its Net Capital requirement under the alternative Net Capital method, which provides that the Company's minimum Net Capital must be equal to the greater of $250 or 2% of aggregate debit items, as defined. At December 31, 2011, the Company had Net Capital of $32,919, which was 264% of aggregate debit items and $32,669 in excess of required Net Capital.

(13) Transactions with Affiliates – in Accordance with NASD NTM 03-63 Expense-Sharing Agreements

The Company has entered into servicing agreements with affiliates for the sharing of certain personnel, support services, and other costs.

The Company has entered into technical service agreements with BMO providing for the sharing of certain personnel, support services, and other costs.